UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
HealthWarehouse.com, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46205P100
(CUSIP Number)
Karen Singer
212 Vacarro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
September 2, 2011
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☑
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	46205P100	SCHEDULE 13DA2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		2,255,338

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,255,338

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,255,338*
* The shares reported herein consist of (i) warrants to purchase 312,500 shares of common stock at an exercise price of $1.60 per share, (ii) a warrant to purchase 585,808 shares of common stock at an exercise price of $3.00 per share, (iii) 165,774 shares of Series B Preferred Stock, with each share of Series B Preferred Stock convertible into 5 shares of common stock, (iv) convertible notes in the amount of $525,718.74, which are convertible into shares of Series B Preferred Stock at a price of $9.45 per share, with each share of Series B Preferred Stock convertible into 5 shares of common stock, and (v) a warrant to purchase 250,000 shares of Common Stock at an exercise price of $2.90 per share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

G N/A

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.5%

14

IN

SCHEDULE 13D/A2
This constitutes Amendment No. 2 (the “Amendment No. 2”) to the statement on Schedule 13D filed on behalf of Karen Singer (“Singer” or the “Reporting Person”), dated and filed November 18, 2010 (the “Statement”), relating to the shares (“Shares”) of common stock (the “Common Stock”) of HealthWarehouse.com (the “Company” or “Issuer”). The Company’s principal executive offices are located at 7107 Industrial Road, Florence, Kentucky 41042. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Singer is the trustee of the Trust, which was created pursuant to Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the Shares of the Issuer reported herein were purchased by funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these Shares was $3,550,879.00.

Item 4.	Purpose of the Transaction.
Item 4 of the Statement is hereby amended and restated in its entirety as follows:
     The Shares of Common Stock covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of her business as an investor. Singer has previously disclosed the following:
     On November 8, 2010, HWH, along with three other investors (collectively, the “Investors”), entered into a Securities Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed November 12, 2010, the “Purchase Agreement”) and a Loan and Security Agreement (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed November 12, 2010, the “Loan Agreement”) and an Investor Rights Agreement (the “Investor Rights Agreement” and together with the Purchase Agreement and the Loan Agreement, the “Agreements”) with the Issuer, pursuant to which, among other things, the Issuer sold an aggregate of 349,392 newly authorized shares of $0.001 par value Series B preferred stock (the “Series B Preferred Stock”) to the Investors. Under the Agreements, HWH purchased (i) 164,114 of Series B preferred stock (the “Series B Preferred Stock”) at a price of $9.45 per share, (ii) a convertible note (filed as Exhibit 4.3 to the Issuer’s Form 8-K filed November 12, 2010, the “Convertible Note”) in the aggregate principal amount of $500,000, and (iii) an immediately exercisable warrant to purchase 585,808 shares of Issuer common stock (in the form filed as Exhibit as Exhibit 4.1 to the Issuer’s Form 8-K filed November 12, 2010, the “$3.00 Warrant”). Immediately prior to the closing under the Agreements, HWH sold immediately exercisable warrants to purchase 312,500 shares of Common Stock (originally filed as Exhibit 4.3 to the Issuer’s Form 10-K filed April 15, 2010 and Exhibit 4.4 to the Issuer’s Form 8-K filed May 5, 2010, respectively, the “$1.60 Warrants”) to one of the Investors. Each share of Series B Preferred Stock is convertible at any time into 5 shares of Common Stock. The Convertible Note may be converted at any time into shares of Series B Preferred Stock at a price of $9.45 per share.
     Under the terms of the Certificate of Designation of Preferences, Rights and Limitations with respect to the Series B Preferred Stock, filed on November 8, 2010, and subject to the terms of the Investor Rights Agreement, holders of a majority of the Series B Preferred Stock have the right to appoint a member of the Issuer’s board of directors.
     Amendment No. 1 to the Statement was filed on August 22, 2011 to report that since the filing of the Statement, a material change had occurred in the percentage of the shares of Common Stock beneficially owned by Singer, mainly as a result of a change in the aggregate number of outstanding shares.
     This Amendment No. 2 is being filed to report that, on September 2, 2011, HWH, along with one other investor (collectively, the “Investors”), entered into a Loan and Security Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed September 6, 2011, the “Loan Agreement”) with the Issuer. Under the Loan Agreement, HWH purchased (i) a non-convertible note (filed as Exhibit 4.1 to the Issuer’s Form 8-K filed September 6, 2011, the “Non-Convertible Note”) in the aggregate principal amount of $1,500,000, and (ii) an immediately exercisable warrant to purchase 250,000 shares of Issuer Common Stock (filed as Exhibit 4.2 to the Issuer’s Form 8-K filed September 6, 2011, the “Warrant”).

     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of her general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Singer, as Trustee of the Trust which is the sole member of HWH , is the beneficial owner of 2,255,338 Shares of Common Stock, comprising approximately 18.5% of the outstanding shares of Common Stock of the Issuer.
     (b) Singer has sole dispositive and voting power over all of the Shares of Common Stock of the Issuer reported on this Statement.
     (c) The following table details the transactions effected by Singer since the filing of Amendment No. 1 to the Statement.

Date of Transaction	Number of Shares Purchased	Price Per Share
September 2, 2011	250,000	*

*	On September 2, 2011, per the Loan Agreement, HWH received a warrant which is exercisable for an aggregate of 250,000 Shares of Common Stock at an exercise price of $2.90 per share.
     (d) No person other than Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Statement is hereby amended and supplemented by adding the following at the end thereof:
As more specifically described in Item 4 herein, HWH is a party to the Loan Agreement, the Non-Convertible Note and the Warrant.

Item 7.	Material to be Filed as Exhibits.
Item 7 of the Statement is hereby amended and restated in its entirety as follows:

Exhibit 99.1-
Securities Purchase Agreement, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.2-
Loan and Security Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.3-
Investor Rights Agreement dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.4-
7% Senior Secured Convertible Promissory Note, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.3 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.5-
Common Stock Purchase Warrant, dated as of November 8, 2010, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on November 12, 2010 and incorporated herein by reference).

Exhibit 99.6-
Loan and Security Agreement dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and the parties listed therein (Filed as Exhibit Number 10.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).

Exhibit 99.7-
7% Senior Secured Non-Convertible Promissory Note, dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.1 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).

Exhibit 99.8-
Common Stock Purchase Warrant, dated as of September 2, 2011, by and between HealthWarehouse.com, Inc. and HWH Lending, LLC (Filed as Exhibit Number 4.2 to Form 8-K by HealthWarehouse.com, Inc. with the Securities and Exchange Commission on September 6, 2011 and incorporated herein by reference).

SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: September 9, 2011

/s/Karen Singer
Karen Singer

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